                                                                  EXHIBIT (g)(2)


                                                           ORIGINAL FILED
MILBERG WEISS BERSHAD                                       SEP 14 1999
  HYNES & LERACH LLP                                        LOS ANGELES
WILLIAM S. LERACH (68581)                                  SUPERIOR COURT
DARREN J. ROBBINS (168593)
600 West Broadway, Suite 1800                     CASE ASSIGNED TO CLASS ACTION
San Diego, CA 92101                               DEPARTMENT 59 FOR ALL PRETRIAL
Telephone: 619/231-1058                           PROCEEDINGS. CASE IS ASSIGNED
                                                  FOR TRIAL AS FOLLOWS.
Attorneys for Plaintiff



                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                             COUNTY OF LOS ANGELES



STUART H. SAVETT, On Behalf of          )       Case No: B C216761
Himself and All Others Similarly        )
Situated,                               )       CLASS ACTION
                                        )
                Plaintiff,              )       COMPLAINT BASED UPON SELF-
                                        )       DEALING AND BREACH OF
        vs.                             )       FIDUCIARY DUTY
                                        )
HERBALIFE INTERNATIONAL, INC.,          )
MARK HUGHES, CHRISTOPHER PAIR,          )
MICHAEL E. ROSEN, ROBERT A.             )
SANDLER, TIMOTHY GERRITY,               )
EDWARD J. HALL, ALAN LIKER,             )
CHRISTOPHER M. MINER, and DOES 1 -      )
25, inclusive,                          )
                                        )
                Defendants.             )       DEMAND FOR JURY TRIAL



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COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

      Plaintiff, by his attorneys, alleges upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge, as follows:


                             JURISDICTION AND VENUE

      1. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

      2. This Court has jurisdiction over Herbalife International, Inc. ("Herbalife" or the "Company") because this defendant is a citizen of California with its principal place of business located at 1800 Century Park East, Los Angeles, California. All of the Individual Defendants are citizens of California. This action is not removable.

      3. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.


                                    PARTIES

      4.    Plaintiff Stuart H. Savett is a stockholder of Herbalife.

      5. Defendant Herbalife is a corporation that operates as a marketer of nutritional, weight management and personal care products in 44 countries. Herbalife's common shares are listed and publicly traded on the NASDAQ.

      6. Defendant Mark Hughes ("Hughes") is Chairman of the Board of Directors, Chief Executive Officer and President of Herbalife. Hughes is attempting to take Herbalife private in a management-led buyout ("MBO").

      7. Defendant Christopher Pair is a director and Executive Vice President, Chief Operating Officer and Secretary of Herbalife.

      8. Defendant Michael E. Rosen is a director and Executive Vice President and Chief Executive of Corporate Marketing and Corporate Development of Herbalife.

      9. Defendant Robert A. Sandler is an Executive Vice President and General Counsel of Herbalife.

     10. Defendant Timothy Gerrity is a director and Executive Vice President and Chief Financial Officer of the Company.

     11. Defendants Edward J. Hall, Alan Like and Christopher M. Miner are directors of Herbalife.

     12. The true names and capacities of defendants sued herein under California Code of Civil Procedure Section 474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

     13. The defendants named in paragraphs 6-11 are sometimes collectively referred to herein as the "Individual Defendants."

     14. The Individual Defendants as officers and/or directors of Herbalife have a fiduciary relationship and responsibility to plaintiff and the other public common stockholders of Herbalife and owe to plaintiff and the other Class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS

     15. Plaintiff brings this action pursuant to section 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all common stockholders of Herbalife, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

     16.  This action is properly maintainable is a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. Herbalife has both Class A and Class B shares. There are over
9.9 million shares of Herbalife Class A and over 18.6 million Class B stock issued and trading on NASDAQ, and thousands of Herbalife stockholders of record who are located throughout the United States;


                                      -2-
         COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

          (b) There are questions of law and fact which are common to the Class, including whether the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Herbalife's public stockholders, and whether plaintiff and other members of the Class would be irreparably damaged if the defendants are not enjoined in the manner described below;

          (c) The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole;

          (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; and

          (e) Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

     17. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                        BACKGROUND AND CLAIM FOR RELIEF

     18. Herbalife is a corporation with its principal executive offices located in Los Angeles County. Herbalife is a marketer of nutritional, weight management and personal care products world wide.

     19. Defendant Hughes is President, CEC and Chairman of the Board of Directors of Herbalife. Hughes has beneficial ownership of 54% of Herbalife's Class A shares and 58% of Herbalife's Class B shares.

     20. In the summer of 1999, Herbalife was just beginning to recover from the impact of a very challenging currency environment, particularly in Asia and Russia, which was primarily responsible for a sharp decrease in Herbalife's international sales growth which began in the second quarter of 1998. A challenging currency environment depressed not

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY only Herbalife's sales growth but also its stock price which traded at as high as $29.00 on March 5, 1998 and ultimately succumbed to increasing currency problems, trading at as low as $8.00 on October 14, 1998.

     21. On April 21, 1999, Herbalife announced that its retail sales for the first quarter of 1999 had increased 7.6% to $428 million from $398 million for the corresponding quarter of the prior year. The Company further reported that its net income for the first quarter had decreased to $11.7 million compared with $14.8 million for the corresponding quarter of the prior year. The decrease was primarily due to Herbalife's expenses which it had incurred in connection with the Company's currency hedging program and its year 2000 conversion costs. Commenting on the results, defendant Hughes stated:

     "Although we continue to face the challenge of a global economy, we are taking the steps necessary in each of or regions that we believe will enable us to continue to grow our overall business and position us for a long term success."

     22. On July 21, 1999, Herbalife announced that its retail sales for the second quarter of 1999 had increased 7% to $425 million from $398 million in the 1998 comparable quarter. The Company also reported that its net income had declined from $12.2 million compared to $15.3 million for the corresponding 1998 quarter. In addition, the Company also revealed that several of its regions were experiencing explosive growth. In the Americas, retail sales for the second quarter had leaped 16% to $136 million from $117 million in the comparable 1998 quarter. In Mexico and Canada, retail sales leaped 86% and 25%, respectively. Even in the regions where Herbalife had been facing a dramatic and challenging currency environment, it was beginning to see a complete turnaround. In the Asia/Pacific Rim region, the Company revealed that retail sales had increased by 8%, South Korea retail sales had leaped almost 600%, Hong Kong retail sales had leaped 41% and Taiwan retail sales had leaped 15%.

     23. Just as the Company's challenging currency environment appeared to have turned around and its costs associated with year 2000 compliance had been almost fully

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY expensed, Herbalife announced that it had received and approved a buyout offer from defendant Hughes, the Company's Chairman, President and Chief Executive Officer.

     24. On September 13, 1999, Herbalife announced that its Board of Directors had accepted a definitive offer from defendant Hughes for a transaction in which all of the outstanding Class A and Class B shares not currently owned by Hughes would be acquired by various entities controlled and owned by defendant Hughes for $17.00 per share, for a total transaction value of $486 million. Hughes proposes to acquire the remaining shares he does not already own via a tender offer which is scheduled to close October 15, 1999.

     25. The purpose of the MBO is to enable Hughes to acquire one hundred percent (100%) equity ownership of Herbalife and its valuable assets for his own benefit at the expense of Herbalife's public stockholders who will be deprived of their equity investment and the benefits thereof, including, among other things, the expected growth in the Company's profitability.

     26. The price of $17.00 per share to be paid to Class members is unfair and inadequate because, among other things:

          (a) The announcement of the proposed MBO was made at a time when the Company's stock price was stuck near a 52-week low;

          (b) Hughes timed the announcement of the MBO to place an artificial lid or cap on the market price for Herbalife stock to enable him to acquire the stock at the lowest possible price;

          (c) Although the buyout price of $17.00 per share represents a premium over the market price on the day prior to the announcement of the MBO, this is not reflective of the Company's value; and in fact, the price of Herbalife was trading at depressed levels in the last year resulting from year 2000 costs and currency fluctuations, which costs are almost fully expensed and which currency issues have just begun to turn around;

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

          (d) That defendants adopted a repricing of the Directors' Options Plan ("Directors' Plan") which was designed to entice the Board, including the purported "independent" Special Committee to approve Hughes' offer to acquire the Company, thereby assuring that Hughes would be able to conduct the MBO at less than fair-market value. In fact, each and every option grant was revised below the proposed acquisition price as set forth below:

                             Number of
                        Securities Underlying   Exercise Price At
                            Options/SARS        Time of Repricing   New Exercise
     Name                Repriced or Amended      Or Amendment        Price
     ----                -------------------      ------------        -----
  MARK HUGHES
    Class A                   166,667                $30.75            $16.375
                              166,667                 16.25              8.00
                              166,667                 13.00              8.00
                              375,000                 22.125             8.00
                              166,667                 16.375             8.00

  MARK HUGHES
    Class B                   333,333                $30.75            $16.375
                              333,333                 16.25              6.625
                              333,333                 13.00              6.625
                              333,333                 16.375             6.625

CHRISTOPHER PAIR
    Class A                    20,000                $ 8.875           $ 7.375
                               50,000                 15.25              7.375
                               25,000                 16.25              8.00
                               39,167                 13.00              8.00
                               41,667                 19.875             8.00
                               41,667                 20.00              8.00

CHRISTOPHER PAIR
    Class B                    40,000                $ 8.870           $ 7.375
                              100,000                 15.25              7.375
                               50,000                 16.25              6.625
                               78,333                 13.00              6.625
                               20,833                  7.375             6.625
                               83,333                 19.875             6.625
                               83,333                 20.00              6.625
                              150,000                 19.625             6.625
                               40,000                  7.375             6.625
                               33,333                  7.375             6.625

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

                             Number of
                        Securities Underlying   Exercise Price At
                            Options/SARS        Time of Repricing   New Exercise
     Name                Repriced or Amended      Or Amendment        Price
     ----                -------------------      ------------        -----
 MICHAEL ROSEN
    Class A                    58,333                $19.875           $ 7.375
                               16,667                 16.25              8.00
                               33,333                 19.875             8.00
                               33,333                 20.00              8.00

 MICHAEL ROSEN
    Class B                   116,667                $19.875           $ 7.375
                               33,333                 16.25              6.625
                                8,333                  7.375             6.625
                               66,667                 19.875             6.625
                               66,667                 20.00              6.625
                              150,000                 19.625             6.625
                               70,000                  7.375             6.625

 ROBERT SANDLER
    Class A                    50,000                $30.75            $16.375
                               16,667                 16.25              8.00
                               33,333                 15.6875            8.00
                                8,333                 20.00              8.00
                               50,000                 16.375             8.00

ROBERT SANDLER
    Class B                   100,000                $30.75            $16.375
                               33,333                 16.25              6.625
                               66,667                 15.6875            6.625
                               16,667                 20.00              6.625
                               50,000                 19.625             6.625
                              100,000                 16.375             6.625

TIMOTHY GERRITY
    Class A                    16,667                $15.25             $7.375
                               16,667                 16.25              8.00
                               21,250                 13.00              8.00
                               25,000                 19.875             8.00
                                8,333                 20.00              8.00

TIMOTHY GERRITY
    Class B                    33,333                $15.25            $ 7.375
                               33,333                 16.25              6.625
                               42,500                 13.00              6.625
                                7,500                  7.375             6.625
                               50,000                 19.875             6.625
                               16,667                 20.00              6.625
                              100,000                 19.625             6.625
                               20,000                  7.375             6.625

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

                             Number of
                        Securities Underlying   Exercise Price At
                            Options/SARS        Time of Repricing   New Exercise
     Name                Repriced or Amended      Or Amendment        Price
     ----                -------------------      ------------        -----
  EDWARD HALL
    Class A                     8,333                $16.25            $ 8.00
                                6,667                 13.00              8.00
                                8,333                19.875              8.00

  EDWARD HALL
    Class B                    16,667                $16.25            $ 6.625
                               13,333                 13.00              6.625
                               16,667                 19.875             6.625
                                4,000                  7.375             6.625
                               50,000                 19.625             6.625

   ALAN LIKER
    Class A                     8,333                $16.25            $ 8.00
                                6,667                 13.00              8.00
                                8,333                 19.875             8.00

   ALAN LIKER
    Class B                    16,667                $16.25            $ 6.625
                                4,000                  7.375             6.625
                               13,333                 13.00              6.625
                               16,667                 19.875             6.625
                               50,000                 19.625             6.625

CHRISTOPHER MINER
     Class A                    8,333                $16.25            $ 8.00
                                8,333                 19.875             8.00
                                5,867                 13.00              8.00

CHRISTOPHER MINER
     Class B                   16,667                $16.25            $ 6.625
                               16,667                 19.875             6.625
                               13,333                 13.00              6.625
                               50,000                 19.625             6.625

     27. By reason of defendants' positions with Herbalife, defendants are in possession of non-public information concerning the financial condition and prospects of Herbalife, and especially the true value and expected increased future value of Herbalife and its assets, which they have not disclosed to Herbalife's public stockholders.

     28. Hughes is intent on paying the lowest buyout price to Class members, whereas he and the other defendants are duty-bound to maximize shareholder value. The defendants

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY have clear and material conflicts of interest and are acting to better the interests of themselves at the expense of Herbalife's public shareholders.

     29. The Board members identified herein have irremediable positions of conflict and cannot be expected to act in the best interest of Herbalife's public stockholders in connection with this proposed MBO, beholden as they are to Hughes. They have received millions of dollars in payoffs -- via option repricing -- and have acquiesced to Hughes' acquisition proposal. They alone have the authority to vote to allow the MBO that is being proposed by Hughes and to thereby deprive Herbalife's public shareholders of the true value of their Herbalife shares.

     30. The sole purpose of the proposed MBO is to enable Hughes to acquire the shares of Herbalife that he does not already own, as well as Herbalife's valuable assets, for his own benefit at the expense of Herbalife's minority stockholders.

     31. The proposed MBO is wrongful, unfair and harmful to Herbalife's public stockholders, and represents an effort by Hughes to aggrandize his own financial position and interests at the expense of and to the detriment of Class members. The MBO is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Herbalife's valuable assets, future growth in profits and earnings, while usurping the same for the benefit of Herbalife and Hughes on unfair and inadequate terms.

     32. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Herbalife's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

     33. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     o Undertake an appropriate evaluation of Herbalife's worth as an acquisition candidate.

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COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

        o Act independently so that the interests of Herbalife's public stockholders will be protected, including, but not limited to the retention of independent advisors and/or the appointment of a truly independent Special Committee of some or all of the members of Herbalife's Board to consider the Herbalife offer and negotiate with Mark Hughes on behalf of Herbalife's public stockholders.

        o Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflict be resolved in the best interest of Herbalife's public stockholders.

        o If an acquisition transaction is to go forward, require that the defendants disclose Herbalife's favorable third quarter financial results. Defendants have timed the MBO to close just days before they would be required to reveal Herbalife's 3Q results.

     34. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their common stock.

     35. Defendants, in failing to disclose the material non-public information in their possession as to the value of Herbalife's assets, the full extent of the future earnings potential of Herbalife and its expected increase in profitability, are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     36. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Herbalife's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the acquisition terms, and will not supply to Herbalife's minority stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

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COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

     37. Plaintiff and the other members of the Class have no adequate remedy at law.

                               PRAYER FOR RELIEF

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     1. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     2. Declaring that defendants have breached their fiduciary and other duties to plaintiff and the other members of the Class;

     3. Entering an order requiring defendants to take the steps set forth herein;

     4. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;

     5. In the event the MBO is consummated, rescinding it and setting it aside;

     6. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     7. Awarding costs and disbursements, including plaintiff's counsel's fees and experts' fees; and

     8. Granting such other and further relief as the Court may deem just and proper.

                                  JURY DEMAND

     Plaintiff demands a trial by jury.

     DATED this 14th day of September, 1999.


                                        MILBERG WEISS BERSHAD
                                        HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS

                                        /s/ WILLIAM S. LERACH
                                        ------------------------------
                                           WILLIAM S. LERACH

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COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

                                                  600 West Broadway, Suite 1800
                                                  San Diego, CA 92101
                                                  Telephone: 619/231-1058

                                                  Attorney for Plaintiff

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY